UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
HAWK CORPORATION
(Name of Subject Company)
HAWK CORPORATION
(Name of Person Filing Statement)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
420089 10 4
(CUSIP Number of Class of Securities)
Ronald E. Weinberg
Chief Executive Officer
Hawk Corporation
200 Public Square, Suite 1500
Cleveland, Ohio 44114
(216) 861-3353
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Marc C. Krantz, Esq.
Kohrman Jackson & Krantz P.L.L.
1375 E. Ninth Street, 20th Floor
Cleveland, Ohio 44114
(216) 696-8700
James P. Dougherty, Esq.
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114-1190
(216) 586-3939
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

CSL010016	10/15/10
Carlisle to Acquire Hawk Corporation in an All-Cash Accretive Transaction
Acquisition will create a global leader in braking solutions
CHARLOTTE, NORTH CAROLINA, October 15, 2010 – Carlisle Companies Incorporated (NYSE: CSL) and Hawk Corporation (NYSE Amex: HWK) today jointly announced the signing of a definitive agreement whereby Carlisle has agreed to acquire Hawk, a leading worldwide supplier of friction products for brakes, clutches and transmissions, for $50.00 per share in an all-cash transaction. This represents an equity value of approximately $413 million and an enterprise value of approximately $410 million. The transaction has been unanimously approved by the Boards of Directors of both companies.
This transaction will create a comprehensive global braking solutions platform for Carlisle by enabling Carlisle to provide a broader line of attractive products and increasing exposure to key emerging markets such as China, Brazil and India. Hawk will become part of Carlisle Industrial Brake & Friction, a leading global provider of high performance braking solutions in the mining, construction, agricultural, wind energy, military and industrial markets.
David A. Roberts, Carlisle’s Chairman, President and Chief Executive Officer, said, “We are very excited to have reached this agreement with Hawk and believe that this is a unique opportunity to build an even stronger and more efficient company for our customers, employees and shareholders. This transaction provides us with the opportunity to expand our product offering and further strengthen our position as a leading global supplier of high performance braking solutions.”
Ronald E. Weinberg, Hawk’s Chairman and CEO, said, “On July 1, 2010, we announced the commencement of a process to explore possible strategic alternatives to enhance Hawk’s shareholder value. Our Board appointed a Special Committee of independent directors to run the process, and I am pleased this transaction is the result. The strategic combination of Hawk with Carlisle builds an exciting combination in the marketplace and is a favorable outcome for all. Our shareholders will receive all-cash for their shares, at a price we believe represents an attractive valuation; our customers will benefit from broader product and service offerings; and our employees will benefit from being part of a larger, more diversified company with career growth opportunities.”
Key Strategic Benefits of the Transaction to Carlisle
•	Adds superior friction capability to Carlisle’s existing, friction and hydraulic product lines

•	Enables Carlisle to provide a full range of friction product solutions to customers and win business through broader product lines, services and distribution

•	Expands Carlisle’s global footprint, particularly outside of the U.S., better positioning Carlisle to participate in emerging market growth

•	Significantly improves Carlisle’s aftermarket product portfolio and distribution network

•	Enhances Carlisle’s efficiency and ability to provide innovative friction technology
Roberts stated, “This transaction is consistent with our long-term strategic goals to reach $5 billion in revenue and 15% EBIT margins, to expand globally and to produce strong free cash flow. As we’ve communicated in the past, we are focused on adding highly engineered, higher margin products and Hawk is a great fit for us from this perspective.”
The transaction is expected to be accretive to Carlisle in the first year. The acquisition of Hawk is expected to result in annual run-rate synergies of approximately $20 million by 2012, of which a portion will be realized during 2011.
The transaction is structured as a cash tender offer to be followed as soon as possible by a merger. The tender offer is expected to commence later this month and is subject to customary terms and conditions, including the tender of at least a majority of Hawk’s shares on a fully diluted basis and regulatory clearance. Mr. Weinberg, along with directors Norman Harbert and Byron Krantz, who collectively hold approximately 34% of Hawk’s outstanding common stock, have entered into agreements with Carlisle to tender their shares. The transaction will be funded with Carlisle’s cash on hand and existing revolving credit facility. The transaction is not subject to a financing condition. Carlisle and Hawk expect closing to occur by year-end.
Citi is serving as financial advisor and Dorsey & Whitney LLP is serving as legal counsel to Carlisle. Harris Williams & Co. is serving as financial advisor and Jones Day is serving as legal counsel to the Special Committee of the Board of Directors of Hawk. Kohrman Jackson & Krantz PLL is serving as legal counsel to Hawk.
Conference Call and Webcast
Carlisle will discuss the strategic acquisition of Hawk on a conference call at 10:30 AM ET today, Friday, October 15, 2010. The call may be accessed live by going to the Investor Relations section of Carlisle’s website (http://www.carlisle.com/investors/conference_call.html), or the taped call may be listened to shortly following the live call at the same website location. A PowerPoint presentation will accompany the call and can be found on the Carlisle website as well.
IMPORTANT INFORMATION AND WHERE TO FIND IT
This press release is not an offer to purchase or a solicitation of an offer to sell any securities of Hawk Corporation (“Hawk”). The planned tender offer by Carlisle Companies Incorporated (“Carlisle”) for all of the outstanding shares of the Class A common stock of Hawk has not yet been commenced. Upon commencement of the tender offer, Carlisle will mail to Hawk stockholders an offer to purchase and related materials and Hawk will mail to Hawk stockholders a solicitation/recommendation statement with respect to the tender offer. Carlisle will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and Hawk will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. Hawk stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer. Hawk stockholders may obtain a free copy of these materials (when available) and other documents filed by Carlisle or Hawk with the SEC at the website maintained by the SEC at www.sec.gov. The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected) or by contacting Carlisle at (704) 501-1100.
Forward-Looking Statements
This press release contains forward-looking statements. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive, market, regulatory and other factors, including the risk that the transaction may not be consummated; the risk that regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; the risk that Hawk may not be integrated successfully into Carlisle; and the risk that the revenue opportunities, cost savings and other anticipated synergies from the transaction may not be fully realized or may take longer to realize than expected. More detailed information about these factors is contained in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no duty to update forward-looking statements.
About Carlisle Companies
Carlisle is a diversified global manufacturing company serving the construction materials, commercial roofing, specialty tire and wheel, power transmission, heavy-duty brake and friction, foodservice, aerospace, and test and measurement industries.
About Hawk Corporation
Hawk Corporation is a leading supplier of friction products for brakes, clutches and transmissions used in airplanes, trucks, construction and mining equipment, farm equipment, and recreational and performance automotive vehicles.
CONTACT:	Steven J. Ford Vice President & Chief Financial Officer Carlisle Companies Incorporated (704) 501-1100 http://www.carlisle.com